UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934*

                        Citizens Community Bancorp, Inc.
                                 (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    174903104
                                 (CUSIP Number)

                                July 27, 2007
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 174903104

1.  Name of Reporting Persons.

HORWITZ AND ASSOCIATES, INC.

2.  Check the Appropriate Box if a Member of a Group

    (a) / /

    (b) /X/

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power: 0
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  357,650

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

357,650

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.026%

12.  Type of Reporting Person: BD IA

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Item 1(a).     Name of Issuer:

The name of the issuer is Citizens Community Bancorp, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 2174 East Ridge Center, Eau Claire, WI 54701

Item 2(a).    Names of Persons Filing: HORWITZ AND ASSOCIATES, INC.


Item 2(b).    Address of Principal Business Office, or if None, Residence:
2610 Lake Cook Rd., Ste 190, Riverwoods, IL 60015



Item 2(c).    Citizenship:

HORWITZ AND ASSOCIATES, INC. is a Delaware Corporation

Item 2(d).    Title of Class of Securities:

This statement relates to the Common Stock of the Issuer (the "Securities").

Item 2(e).    CUSIP Number:

The CUSIP number of the Securities is 174903104.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) /X/  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) /X/  An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E).

(f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

	Provide the following regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: 357,650.

(b) Percentage of class: 5.026

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote: 0

	(ii) Shared power to vote or to direct the vote: 0

	(iii) Sole power to dispose or to direct the disposition of: 0

	(iv)  Shared power to dispose or to direct the disposition of: 357,650

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: September 28, 2007

                                            HORWITZ AND ASSOCIATES, INC.

                                            By:  Gerald A. Horwitz / CEO
                                                 Authorized Signatory



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